FOR INFORMATION PURPOSES ONLY.

Exhibit 3

Offer to the Shareholders and
Warrant Holders of Biora AB (publ)

This Offer Document is important and requires your immediate attention. If you are in any doubt as to the course you should follow, you should consult your stockbroker, bank manager, lawyer, accountant or other professional adviser. This Offer Document is a translation of the Swedish offer document prepared in accordance with Swedish laws and regulations. In the event of any differences between this translation and the Swedish original, the Swedish offer document shall govern.

TABLE OF CONTENTS

Offer to the Shareholders and Warrant Holders of Biora AB (publ)	1
Background to and Strategic Rationale for the Offer	2
Statement by the Board of Directors of Biora regarding the Offer	3
Terms and Instructions	4
Tax Considerations in Sweden	6
Biora	7
Financial trends in brief	8
Shares and ownership	10
Extracts from the Articles of Association of Biora	13
Board of Directors, Group Management and Auditors	14
Other Information	16
Report for the first quarter 2003	17
Report of the Board of Directors of Biora	23
Report of the Auditors of Biora	23
Straumann in Brief	24

SUMMARY OF THE OFFER

•	Straumann offers SEK 17 in cash for each Biora share.

•	Straumann offers SEK 1.5 in cash for each outstanding Biora warrant issued under the employee warrant programme 2001/2004.

•	No commission will be charged.

•	The acceptance period commences on 29 April 2003 and ends on 20 May 2003.

•	Settlement is expected to be made on or around 2 June 2003.

The Offer is not being made, directly or indirectly, in or into the United States of America, Canada, Australia or Japan, and it may not be accepted in or from the United States of America, Canada, Australia or Japan. Copies of this Offer Document, the acceptance form or any related materials are not being and may not be mailed or otherwise distributed or sent in or into the United States of America, Canada, Australia or Japan.

     The Offer is furthermore not directed to persons whose participation in the offering requires that further offer documents are issued or that registration or other measures are taken, other than those required under Swedish law. No document or materials relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country. In the event of such distribution or offering still being made, an acceptance form sent from such a country may be disregarded.

     The Offer being made in accordance with this Offer Document shall be governed by and construed in accordance with Swedish law. Any disputes related to the Offer shall be resolved in accordance with Swedish law and exclusively by a Swedish court.

     The Offer Document has been registered with the Swedish Financial Supervisory Authority in accordance with the provisions of Chapter 2, Section 4 of the Financial Instruments Trading Act (1991:980). The registration does not imply that the Swedish Financial Supervisory Authority guarantees the accuracy or completeness of the factual information contained in the Offer Document.

     Statements in this Offer Document relating to future status or circumstances, including statements regarding future performance, growth and other trend projections and the other benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “intends”, “expects”, “believes”, or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Straumann or Biora, including the effect of changes in general economic conditions, the level of interest rates, fluctuation in demand for Biora’s products, competition, technological change, employee relations, regulations, and the potential need for increased capital expenditure (such as that resulting from increased demand, new business opportunities and deployment of new technologies).

     Deutsche Bank is acting as financial advisor and Linklaters is acting as legal advisor to Straumann in connection with the Offer. Mangold is acting as tender agent in relation to the Offer.

Offer to the Shareholders and Warrant Holders of Biora AB (publ)

Straumann Holding AG, through its wholly owned subsidiary Institut Straumann AG (“Straumann”), on 7 April 2003 announced a public offer to all shareholders and warrant holders of Biora AB (publ) (“Biora”) to tender all their shares and warrants in Biora to Straumann (the “Offer”).

     Straumann is offering SEK 17 in cash for each share in Biora validly tendered in the Offer. Further, Straumann is offering the holders of warrants of the employee warrant programme 2001/2004 SEK 1.5 in cash for each outstanding warrant validly tendered. No commission will be charged. The total value of the offer amounts to approximately SEK 404 million.

     Biora’s shares are listed on the O-list of the Stockholm Exchange (Stockholmsbörsen). Based on the closing price of the Biora share on 4 April 2003, SEK 12.1, the shareholders of the company will be offered a premium of 41 percent per share, and based on the average closing price over the last 30 trading days prior to the announcement of the Offer, SEK 11.6, a premium of 47 percent per share.

     The Board of Directors of Biora has unanimously recommended the Offer as further set out on page 3.

     Straumann has obtained irrevocable undertakings to accept the Offer from two of the largest shareholders of Biora, Sjätte AP-Fonden and Skytrack Investments N.V., representing totally 24 percent of the votes and capital in Biora.

     Straumann does not presently own any shares or other financial instruments in Biora.

     Straumann will finance the Offer through its existing cash resources and available credit facilities.

     The Offer is subject to the terms, conditions and instructions set out on pages 4–5.

     The US employee options issued by Biora, Inc. are not included in the Offer.

Background to and Strategic Rationale for the Offer

The acquisition of Biora is a further important milestone in building Straumann’s dental tissue regeneration business, a strategic effort which was started with the acquisition of Kuros Therapeutics in the beginning of 2002, and was strengthened in the end of 2002 through an exclusive license and supply agreement with Nektar Corp.

     Biora’s technology platform in EMD (Enamel Matrix Derivative) proteins will ideally complement Straumann’s proprietary, hydrogel-based carrier technology. This combination is expected to accelerate Straumann’s development of both simple-to-use and active, growth-inducing tissue regeneration products for use in relation with oral implantology. Straumann will further be able to leverage its carrier technology in periodontal and other applications, and to fully develop the potential of oral regenerative products.

     Straumann also sees an excellent fit between its oral implantology business and Biora’s strong position in the periodontal tissue regeneration market, since the customer bases of the two companies are very similar. Straumann will further be able to build on Biora’s highly qualified sales force, which will add expertise on sales of regenerative products in key markets.

     Straumann is pleased with the research and development competence and the production know-how of Biora and intends to continue to build on the operations in Malmö. Given the complementarity of the organizations and the future potential of the combined businesses, Straumann intends to maintain the organization largely in its current form.

     For other information, reference is made to the information provided in this Offer Document, which has been prepared by the Board of Directors of Straumann for the purposes of the Offer, except that the description of Biora set out on pages 7-22 has been prepared in cooperation with and approved by the Board of Directors of Biora as set out on page 23. To the best of the knowledge of the Board of Directors of Straumann, the information in respect of Straumann on page 24 is accurate.

Waldenburg, Switzerland, 25 April 2003

STRAUMANN HOLDING AG

The Board of Directors

Statement by the Board of Directors of Biora regarding the Offer

In a press release today, Straumann Holding AG (“Straumann”) announced the following public offer to the shareholders of and the holders of warrants issued by Biora AB (“Biora”).

–	SEK 17 per ordinary share of Biora;

–	SEK 1.50 for each warrant 2001/2004 issued by Biora.

The Board of Directors of Biora (the “Board”) has retained Enskilda Securities to evaluate the offer. Enskilda Securities has come to the conclusion that the offer is fair from a financial point of view.

     The offer by Straumann of SEK 17 per Biora ordinary share implies a premium of approximately 47 percent compared to the average closing price of Biora shares during the latest 30 trading days. Based on this as well as the fairness opinion provided by Enskilda Securities, the Board unanimously recommends that Biora shareholders and warrant holders accept the Straumann offer.

Malmö, 7 April 2003

BIORA AB (PUBL)

The Board of Directors

Terms and Instructions

THE OFFER

•	Straumann offers SEK 17 in cash for each Biora share.

•	Straumann offers SEK 1.5 in cash for each outstanding Biora warrant issued under the employee warrant programme 2001/2004.

•	No commission will be charged.

•	The acceptance period commences on 29 April 2003 and ends on 20 May 2003.

•	Settlement is expected to be made on or around 2 June 2003.

CONDITIONS FOR THE OFFER

The Offer is subject to the following conditions:

1.	that Biora shareholders accept the Offer to such extent that Straumann becomes the owner of shares in Biora representing more than 90 percent. of the shares and votes in Biora on a fully diluted basis;

2.	that the Offer, before announcement is made that the Offer will be completed, is not rendered impossible or significantly impeded in part or in whole or otherwise is materially adversely affected by applicable law, any decisions by courts or authorities, or other circumstances or extraordinary developments beyond Straumann’s control, in Sweden or in any other country concerned.

Straumann reserves the right to waive, in whole or in part, any or all of the conditions for the Offer, and, with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

     The Offer may only be withdrawn with reference to the condition 2 above if the non-satisfaction is of material importance for Straumann’s acquisition of the shares and warrants of Biora.

ACCEPTANCE

To accept the Offer, shareholders and warrant holders whose holdings are registered in their own names with VPC should during the period from 29 April 2003 until and including 20 May 2003 submit a duly completed acceptance form to:

Mangold Fondkommission AB
Svarspost 122 360 900
SE-110 05 Stockholm
Sweden
Visiting address: Östermalmsgatan 87 B
Facsimile: +46 8 454 96 51
Telephone: +46 8 454 96 50

     The enclosed envelope should preferably be used. Please note that if your acceptance form is sent from a country outside of the Nordic countries, a special international reply envelope shall be used, which is submitted to those shareholders who have their holdings registered in their own names.

     Acceptance forms must be submitted or sent by mail in sufficient time in order to be received by Mangold Fondkommission no later than 3 p.m. (CET) on 20 May 2003.

     Each acceptance form is pre-printed with the name, address, personal identification number or organisation number of the relevant shareholder or warrant holder and the VP account number with VPC under which each holding of shares or warrants is registered. Each holder of shares or warrants wishing to accept the Offer should verify that the preprinted information on the acceptance form is correct.

     Incomplete or incorrectly completed acceptance forms may be disregarded.

NOMINEE-REGISTERED SHARES AND WARRANTS

Shareholders and warrant holders whose holdings are registered in the name of an authorised nominee, typically a Swedish bank or other custodial institution, will not receive the Offer Document or any pre-printed acceptance form. Nominee-registered shareholders and warrant holders who wish to receive a copy of the Offer Document should contact their nominee. To accept the Offer, nominee-registered shareholders and warrant holders should follow the instructions provided by their nominee.

PLEDGED SHARES AND WARRANTS

Where shares or warrants are pledged in the VPC system, both the shareholder or warrant holder and the pledgee must sign the acceptance form and confirm on the acceptance form that the pledge shall cease upon settlement. This is to ensure that the pledge will be de-registered in the VPC system when the relevant shares or warrants are delivered to Straumann.

CONFIRMATION AND TRANSFER INTO BLOCKED VP ACCOUNT

After a validly completed acceptance form has been received and registered by Mangold Fondkommission, the relevant shares or warrants will be transferred to a newly opened, blocked VP account (Apportkonto) in the name of the shareholder or warrant holder. Each shareholder and warrant holder will receive, as confirmation, a VPC statement indicating the number of shares or warrants transferred from the holder’s original VP account and a VPC statement showing the deposit of such shares or warrants into the newly opened, blocked VP account.

SETTLEMENT

Once Straumann has announced that the conditions for the Offer have been satisfied, or that the Offer otherwise is declared unconditional and will be completed, settlement will begin. Assuming that such an announcement is made no later than 28 May 2003, settlement is estimated to begin on or around 2 June 2003.

     Shareholders and warrant holders who accept the Offer will receive a contract note, which acknowledges the receipt of tendered shares or warrants and confirms the amount of the payment that will be made. If the relevant shares or warrants are registered with a nominee, the contract note will be sent to that nominee.

     The payment will be credited to the cash account connected to the VP account of the shareholder or warrant holder. In connection with settlement, tendered shares and warrants will be transferred from the blocked VP account, and the account will be closed. Shareholders and warrant holders will not receive any notice confirming the transfer of shares or warrants from the blocked VP account.

     Shareholders and warrant holders should note that even if their shares or warrants are pledged, payment will be made to the relevant cash account or in accordance with instructions on the contract note.

EXTENSION OF ACCEPTANCE PERIOD

Straumann reserves the right to extend the acceptance period, and to maintain the conditions for the Offer during such extension, as well as to defer the date for settlement.

RIGHT TO WITHDRAW ACCEPTANCE OF THE OFFER

Shareholders and warrant holders who accept the Offer are entitled to withdraw their acceptances. To be valid, written notice of such withdrawal must have been received by Mangold Fondkommission to the address above, before an announcement is made that the conditions for the Offer have been satisfied, or, if such an announcement is not made during the acceptance period, no later than 3 p.m. on the last date that acceptance can be made. If any of the conditions for the Offer remain in effect during an extension of the Offer, the right of withdrawal shall apply in the same manner during the extended period.

COMPULSORY ACQUISITION AND DELISTING

In the event that the Offer is completed and that Biora shareholders accept the Offer to such extent that Straumann becomes the owner of shares in Biora representing more than 90 percent. of the total number of shares and votes in Biora, Straumann intends to, directly or through a wholly owned subsidiary, commence compulsory acquisition under the Swedish Companies Act (1975:1385) in order to acquire the remaining shares in Biora as soon as practicable after the completion of the Offer. Furthermore, delisting of Biora’s shares from the Stockholm Exchange will be sought.

     The price to be paid in the compulsory acquisition will be set by an arbitration tribunal. There is no guarantee that the price to be paid for shares in the compulsory acquisition will be the same as the price per share paid pursuant to the Offer.

     Straumann may be granted effective ownership of the Biora shares upon depositing appropriate security for the price, interest and costs under the compulsory acquisition after four to six months. Settlement of the compulsory acquisition procedures will, however, normally not be completed until at least a year from the initiation.

Tax Considerations in Sweden

The following summary of certain tax issues that may arise as a result of the Offer is based on current Swedish tax legislation and is intended only as general information for shareholders and warrant holders who are resident or domiciled in Sweden for tax purposes, unless otherwise stated. The summary does not deal comprehensively with all tax consequences that may affect holders of shares and warrants as a result of the Offer, and it does not cover cases where shares or warrants are held as current assets in a business operation or are held by a partnership. The tax treatment of each shareholder will depend, wholly or in part, on the shareholder’s or warrant holders specific situation. Special tax consequences that are not described below may also apply for certain categories of taxpayers, including investment companies, mutual funds and persons who are not resident or domiciled in Sweden. It is recommended that each holder of shares or warrants consult a tax adviser for information with respect to the special tax consequences that may arise as a result of the Offer, including the applicability and effect of foreign income tax rules, provisions contained in double taxation treaties and other rules which may be applicable.

INDIVIDUALS

Individuals and estates of deceased Swedish individuals who sell their shares or warrants are subject to capital gains tax. The current tax rate is 30 percent. of the gain on any sale. The capital gain or loss is calculated as being the difference between the sales proceeds after deduction of sales expenses and the shares’ or warrants’ acquisition cost for tax purposes. The acquisition cost is determined by using the so-called average-method. This means that the costs of acquiring all shares or warrants are added together and determined collectively, with respect to changes to the holding.

     Alternatively, the so-called “standard rule” (according to which the acquisition cost of shares is equal to 20 percent. of the net sales price) may be applied on the disposal of listed shares, such as the shares in Biora. The standard rule may not be applied to the disposal of warrants.

     Capital losses on shares are fully deductible against capital gains on shares — listed as well as non-listed — during the same fiscal year. The loss may also be offset against capital gains on other listed securities taxed as shares, except for shares in Swedish mutual funds containing only Swedish receivables (Swedish interest funds). Losses on unlisted warrants, such as the warrants in Biora, are deductible to 70 percent.

     70 percent. of any loss on shares in excess of the gains on shares is deductible from any other income from capital. If a loss arises in the income from capital category, a reduction of the tax on income from employment, business and real estate, is allowed. The tax reduction allowed amounts to 30 percent. of any loss not exceeding SEK 100,000 and 21 percent. of any loss in excess of SEK 100,000. Losses may not be carried forward to a later fiscal year.

LEGAL ENTITIES

Limited liability companies and other legal entities, except for estates of deceased individuals, are taxed on all income as income from business activities at a flat rate of 28 percent. For a description of the calculation of the acquisition cost of shares or warrants, please see the section above headed “Individuals”. Capital losses on shares, warrants or other securities incurred by a corporate shareholder may be offset only against gains on shares, warrants or other securities that are taxed in the same manner as shares. Such capital losses may, under certain circumstances, also be deductible against capital gains on such securities within the same group of companies, provided the requirements for group contributions are met. Capital losses on shares, warrants or other securities taxed as shares, which have not been deducted from capital gains within a certain year, may be carried forward and be offset against similar capital gains in future years without any limitation in time.

TAX CONSIDERATIONS FOR SHAREHOLDERS AND WARRANT HOLDERS RESIDING OUTSIDE SWEDEN

Generally, shareholders who are not liable for Swedish income tax will not be liable for Swedish tax on the disposal of Swedish shares, warrants or other securities. The shareholder may, however, be liable for tax in his or her country of residence. According to a special tax rule, individuals who are fiscally resident outside Sweden may be liable to Swedish tax on the disposal of Swedish securities if they have been resident in Sweden or permanently lived there during the calendar year of the sale or at any time during the 10 calendar years immediately preceding the year of the sale. The application of this rule is, however, in many cases limited by double taxation treaties between Sweden and other states.

     Foreign legal entities are not normally liable to tax on capital gains in Sweden on the sale of Swedish shares or warrants, if the gains are not connected to a so-called permanent establishment in Sweden.

Biora

GENERAL

Biora, which was founded in December 1986, develops, manufactures and markets biology-based products to enable dentists to restore and improve the oral health and aesthetics of their patients. Biora’s primary target groups are specialists in the field of periodontology and dentists who treat patients with periodontal disease.

     Biora’s technology platform, enamel matrix derivative proteins, is based on the principle of “biomimicry” which uses nature’s own methods for initiating processes that lead to healing or regeneration of oral tissues. Biora’s principal product, Emdogain®Gel, is used by dentists for regeneration of the tooth supporting structures which have been lost due to periodontal disease. Emdogain®Gel is approved for sales in Europe, North America and Japan, and is marketed in approximately twenty-five countries throughout Europe, North and South America, and Asia. Biora’s other products include PrefGel, a pH neutral, root surface conditioning gel, which promotes effective removal of the smear layer during periodontal surgery.

     Biora had a total of 78 employees at the end of 2002, compared with 83 at the end of 2001. Biora’s corporate headquarters are located in Malmö, Sweden and consists of administration, marketing, research and development, manufacturing and quality control.

BIORA’S MARKETS

Biora focuses on three key markets: the United States, Germany and Japan. In the United States and Germany, the company has established wholly-owned marketing and sales subsidiaries. In Japan, Biora’s products are marketed by Seikagaku Corporation. The Swedish market is managed by Biora’s marketing organization based in Malmö. Sales and marketing for the United Kingdom and the Benelux countries are handled through the International Customer Center located in the headquarters facility in Malmö. In other markets, Biora has chosen to collaborate with external distributors.

     The United States is the largest single market for Biora. Sales in 2002 amounted to SEK 69.0 million, an increase of 13 percent in SEK and 21 percent in US dollars compared with 2001. In Germany, sales in 2002 amounted to SEK 27.2 million, an increase of 14 percent in SEK and 15 percent in local currency compared with 2001. In Japan, Emdogain®Gel was registered in December 2001, and the launch took place during April 2002. Sales to Seikagaku, Biora’s partner in Japan, amounted to SEK 7.9 million. Total sales in other markets during 2002 were SEK 25.6 million. During 2003, efforts are planned to continue primarily in the US, German and Japanese markets.

RESEARCH AND DEVELOPMENT PROJECTS

Biora’s research and development projects include:

•	An enamel matrix protein-based product for endodontic therapy (treatment of the dental pulp). An initial phase I study was completed during 2002.

•	A product for local treatment of dry mouth (xerostomia). Early clinical studies on healthy volunteers (phase I) with this patent-protected pharmaceutical product were completed during 2002. The phase II program is planned to be initiated during the third quarter 2003. In March 2001, Biora entered into an agreement with Medpharma, which acquired the development and marketing rights for this product to target groups outside the dental area. Biora has received USD 50,000 as part payment for license fees due under the license agreement with Medpharma. Biora’s claim on Medpharma for license fees due still amounts to approximately USD 450,000, which Medpharma has agreed is payable by June 13, 2003.

•	Development of a new product for growth of hard tissues, i.e. bone and dentin (MATRIX project). For this project, Biora — together with four university institutions — has received a grant of 2.5 million euro over four years awarded by the European Commission. Biora retains the commercial rights to all products derived from the project.

•	Two applications for new indications of Emdogain®Gel were submitted to the US Food and Drug Administration (FDA) during 2002: treatment of furcation defects (periodontal defects between the roots of molars) and treatment of recession-type defects (exposed root surfaces). Biora received an EU approval for the latter indication in November 2002.

FINANCIAL TRENDS IN BRIEF

In 2002, the gross profit was SEK 106.7 million (2001: SEK 87.9 million). The improvement can mainly be attributed to increased sales. The operating result amounted to a loss of SEK 0.9 million (2001: SEK 26.5 million loss). This is partly due to the increase in sales as well as to decreased operating costs. Selling expenses were reduced by SEK 8.0 million and R&D costs were reduced by SEK 10.1 million. Net financial items were SEK 1.6 million (2001: SEK 1.4 million). Net result after tax was SEK 0.7 million (2001: SEK 25.1 million loss), corresponding to a gain of SEK 0.03 per share (2001: SEK 1.14 loss) calculated on the average number of shares outstanding of 23,753,800 (2001: 22,014,211).

     The net change in cash and cash equivalents in 2002 was negative SEK 0.1 million (2001: negative SEK 2.3 million). In comparison with 2001, it is important to consider that Biora’s liquid assets increased in 2001 by a net of SEK 25.0 million as a result of the new share issue in the third quarter 2001.

The Group’s liquid funds were also increased in 2001 as a result of the lump sum payment of SEK 7.6 million net that Biora received during 2001 in connection with the signing of the license agreement with Mölnlycke Health Care. At year-end, the Group’s liquid funds amounted to SEK 51.3 million (2001: SEK 51.5 million), the equity/assets ratio was 64.9 percent (2001: 60.6 percent) and the Group’s equity amounted to SEK 56.2 million (2001: SEK 55.9 million).

     Biora does not have any unrestricted retained earnings and, therefore, no dividends can be made at the annual general meeting 2003. The Board of Directors proposes that the accumulated loss on the Parent Company’s balance sheet, SEK 12,089 thousand, be covered by charging the share premium reserve.

     The financial trends of Biora during the last five years are briefly described below.

Profit and loss accounts

(SEK 000s)	19981)	1999	2000	2001	2002

Net sales	50,119	73,556	89,160	110,677	129,736
Costs of goods sold	–10,864	–15,470	–21,148	–22,797	–23,014

Gross profit	39,255	58,086	68,012	87,880	106,722
Selling and administrative expenses	–111,755	–109,288	–103,824	–99,878	–90,456
Research and development costs 2)	–39,980	–41,597	–42,789	–26,787	–16,686
Other operating income and expenses 3)	40,952	994	–110	12,321	–448

Result from operations	–71,528	–91,805	–78,711	–26,464	–868
Financial items	11,572	5,220	2,730	1,403	1,565

Result after financial items	–59,956	–86,585	–75,981	–25,061	697
Income tax	–42	–154	–168	–34	–16

Net result for the year	–59,998	–86,739	–76,149	–25,095	681

1)	Return on capital employed and return on equity 1998 have been adjusted for the effect of the nonrecurring revenue from Seikagaku Corporation.

2)	In R&D-costs 1998 are included MSEK 6.3 in remuneration to Eastham Corporation Ltd in connection with the registration of Emdogain in the US. Amortizations of capitalized R&D-costs are included in R&D-costs by MSEK 2.9 1998 MSEK 8.6 1999 and MSEK 10.5 2000. The capitalized R&D-costs were fully amortized as of December 31, 2000.

3)	In 1998 a nonrecurring revenue from Seikagaku Corporation of MSEK 39.4 is included in Other operating income and royalty expense to Astra of MSEK 1.0 on this revenue is included in Other operating expenses. In the 2001 Other operating income are included instalments for a license agreement regarding a development project for xerostomia by MSEK 5.0 as well as a lump sum amounting to MSEK 10.0 for a license agreement regarding a BioEx development project in wound-healing (non dental). In the 2001 Other operating expenses are included MSEK 1.2 in royalty expense to the Swedish Industrial Fund for the latter license agreement as well as MSEK 1.4 in administrative expenses in connection with the outlicensing of the wound healing project.

8

Balance sheets

(SEK 000s)	1998	1999	2000	2001	2002

Fixed assets	40,177	29,950	16,107	11,320	10,135
Current assets	19,961	19,982	21,362	29,331	25,152
Cash and cash equivalents	187,048	112,804	53,755	51,471	51,347

Total assets	247,186	162,736	91,224	92,122	86,634

Shareholders’ equity	213,970	127,406	50,915	55,870	56,215
Long-term liabilities	5,872	5,949	8,167	305	269
Short-term liabilities	27,344	29,381	32,142	35,947	30,150

Total shareholders’ equity and liabilities	247,186	162,736	91,224	92,122	86,634

Cash flow analysis

(SEK 000s)	1998	1999	2000	2001	2002

Net result	–59,998	–86,739	–76,149	–25,095	681
Adjustments for non—cash items	–31,054	14,688	19,586	6,028	3,865
Change in working capital	–2,821	2,447	105	–6,413	–720

Cash flow from operating activities	–93,873	–69,604	–56,458	–25,480	3,826
Cash flow from investing activities	–5,835	–4,363	–5,492	–952	–2,759
Cash flow from financing activities	104	—	2,400	23,500	—
Effect of exchange rate changes on cash and cash equivalents	342	–277	501	648	–1,191

Change in cash and cash equivalents	–99,262	–74,244	–59,049	–2,284	–124
Cash and cash equivalents — opening balance	286,310	187,048	112,804	53,755	51,471

Cash and cash equivalents — closing balance	187,048	112,804	53,755	51,471	51,347

Key ratios

(SEK 000s)	1998	1999	2000	2001	2002

Gross margin, % 1)	78.3	79.0	76.3	79.4	82.3
Return on capital employed, % 2)	–40.0	–50.7	–83.7	–45.5	1.6
Return on equity, % 3)	–40.0	–50.8	–85.4	–47.0	1.2
Equity/assets, % 4)	86.6	78.3	55.8	60.6	64.9
Net debt/equity ratio, % 5)	–87.4	–88.5	–100.9	–92.1	–91.3
Average number of shares outstanding (000s)	21,204	21,204	21,204	22,014	23,754
Equity per share, SEK	10.09	6.01	2.40	2.54	2.37
Result per share, SEK 6)	–2.83	–4.09	–3.59	–1.14	0.03
Cash flow per share, SEK 7)	–4.68	–3.50	–2.78	–0.10	–0.01
Share price, End of Year	54.50	43.40	8.15	12.20	12.90
Dividend per share	—	—	—	—	—
Employees on average	78	87	82	79	78

1)	Gross profit divided by net sales.

2)	Operating income plus financial income divided by average capital employed (total assets less non-interest-bearing operating liabilities included deferred taxes).

3)	Net result divided by average equity.

4)	Shareholders’ equity divided by total assets.

5)	Interest-bearing liabilities less cash and cash equivalents divided by shareholders’ equity.

6)	Result per share has been calculated by dividing the result for the year by the average number of shares.

7)	Net change in cash and cash equivalents the respective year divided by the average number of shares.

SHARES AND OWNERSHIP

General

Biora’s shares were initially listed on the O-List of the Stockholm Exchange (Stockholmsbörsen) on 10 February 1997, and on the US Nasdaq National Market on 4 February 1997 as American Depository Receipts (“ADRs”). On 31 January 2002, Biora delisted its ADRs from Nasdaq, and on 9 December 2002, Biora terminated its ADR programme. Biora remains a registrant under the US Securities Exchange Act of 1934.

Share Capital

Biora’s share capital amounts to SEK 950,152, divided into 23,753,800 shares, each with a par value of SEK 0.04. All shares carry equal voting rights and rights to Biora’s assets and income.

Changes in share capital

		Increase in	Increase in	Total share	Number	Total value
Year	Transaction	number of shares	share capital	capital, SEK	of shares	per share, SEK

1986	Incorporation	500	50,000	50,000	500	100.00
1988	New share issue	215	21,500	71,500	715	100.00
1988	New share issue	55	5,500	77,000	770	100.00
1989	New share issue	95	9,500	86,500	865	100.00
1995	New share issue	203	20,300	106,800	1,068	100.00
1995	Split 10:1	9,612	—	106,800	10,680	10.00
1996	Split 10:1	96,120	—	106,800	106,800	1.00
1996	Conversion of loan	18,600	18,600	125,400	125,400	1.00
1996	New share issue	16,665	16,665	142,065	142,065	1.00
1996	Bonus share issue	426,195	426,195	568,260	568,260	1.00
1996	Split 25:1	13,638,240	—	568,260	14,206,500	0.04
1997	New share issue	6,997,300	279,892	848,152	21,203,800	0.04
2001	New share issue	2,550,000	102,000	950,152	23,753,800	0.04

Ownership Structure

At the end of 2002, there were approximately 10,600 shareholders of Biora. The largest shareholder is Sjätte AP-fonden with an ownership stake of 19.9 percent of the total number of shares in Biora. Straumann does not presently own any shares or other financial instruments in Biora. Biora does not hold any of its own shares.

Ten largest shareholders as at 31 December 2002

	Number of shares	percent

Sjätte AP-fonden	4,715,940	19.9
Bank of New York1)	1,074,351	4.5
Lars Hammarström and family	805,900	3.4
Euroventures BV	698,919	2.9
Deutsche Bank AG (GSC)1)	692,300	2.9
Briban Invest	669,000	2.8
Haandvärkerbanken	460,640	2.0
Holdingselskapet af 14.1 1944 ApS	386,000	1.6
Volvokoncernens pensionsstiftelse	354,000	1.5
Pensionskassen for Värkstedts	300,000	1.3

Total top 10 owners	10,157,050	42.8
Others	13,596,750	57.2

Total	23,753,800	100.0

1)	Holding of shares on behalf of customers.

10

Share distribution

Size classes, from-to	Number of owners	percent of shares

1 — 500	7,060	6.31
501 — 1,000	1,776	6.89
1,001 — 5,000	1,445	14.86
5,001 — 10,000	173	5.80
10,001 — 25,000	72	4.91
25,001 — 50,000	22	3.20
50,001 — 100,000	14	4.77
100,001 — 250,000	20	13.25
250,001 — 500,000	5	6.96
500,001 — 1,000,000	3	8.67
1,000,001 —	2	24.38

Total	10,592	100.0

Source: VPC as at 30 December 2002.

Share Price Development

The table below shows Biora’s share price development and trading volumes during the last five year period, compared to SX All-share index.

Dividend Policy

Historically, there has been no distribution of dividends. Biora does not have any unrestricted earnings and, therefore, no dividends can be made at the annual general meeting 2003.

     In September 1996, Euroventures Nordica I.B.V. made a conditional shareholders’ contribution to Biora of SEK 7,510,052, including accrued interest of SEK 349,633. To the extent that there are distributable funds, and provided that the General Meeting of the Shareholders so resolves, Biora will repay the contribution to Euroventures Nordica I.B.V. in accordance with its terms. In the event that the Offer is completed, Euroventures Nordica I.B.V. will waive the right to such repayment.

Warrants 2001/2004

On 12 June, 2001, Biora’s Board of Directors approved the issuance of an aggregate principal amount of SEK 100 in subordinated debentures with 800,000 detachable warrants to subscribe for shares in Biora to Biora Option AB. The warrants were offered to employees of Biora at fair value at the time of the grant calculated in accordance with the Black & Scholes valuation model. To date, 255,500 warrants have been acquired by employees.

     Each warrant entitles the holder to subscribe for one Biora share at an exercise price of SEK 17. The warrants are exercisable from 1 October 2003 to 30 September 2004. In the event that the warrants which to date have been acquired by employees were exercised, the total number of shares and votes in Biora would increase with 255,500, or a dilution of approximately 1.1 percent, and the shareholders’ equity would increase with SEK 4,343,500.

Employee Options

In October 2000, Biora, Inc. granted options to the US employees of the Biora group under an option plan. As of 7 April, 2003, 44,200 options were outstanding. Each option entitles the holder to acquire one Biora share at an exercise price of SEK 30. Any exercise must be completed by 1 July 2003, after which date the options will lapse. The options are non-transferable and contingent upon employment. The options granted to employees of Biora Inc. are not included in the Offer and will be dealt with separately.

EXTRACTS FROM THE ARTICLES OF ASSOCIATION OF BIORA

§ 1

The company’s name is BIORA AB. The company is a public limited liability company.

§ 2

The registered office of the company shall be in Malmö.

§ 3

The company shall develop, produce, and market pharmaceuticals and therapeutic equipment and engage in other activities consistent therewith, as well as own and manage real estate.

§ 4

The share capital shall be at least SEK five hundred fifty thousand (550,000) and not more than SEK two million two hundred thousand (2,200,000).

§ 5

The nominal value of a share shall be SEK 0.04.

§ 6

The board of directors shall consist of at least five and not more than nine directors with at least one and not more than three deputies. The board of directors and the deputies are elected annually at the annual general meeting for the time until the end of the next annual general meeting.

§ 8

The company shall be registered with the VPC (the Swedish Securities Register Centre). Anyone who is included in the share register or in the list according to Chapter 3, section 12 of the Companies Act (1975:1385) on the adopted record day will be considered to be authorized to receive dividends and, at issue of bonus shares, new share due to shareholder and to exercise the shareholders’ preferential right to participate in a new issue of shares.

§ 13

Each person who is entitled to vote at the shareholders’ meeting may vote for the full number of shares owned or represented by him with no restriction placed on the number of votes.

§ 15

The financial year of the company shall be 1 January until 31 December.

Biora was registered with the Patents and Registrations Office on 16 December 1986 under corporate registration number 556289-8998.

BOARD OF DIRECTORS, GROUP MANAGEMENT AND AUDITORS

The stated holdings of shares and warrants include holdings of spouses, family members or closely related companies. Stated options mature during the period 1 October, 2003 to 30 September, 2004.

Board of Directors

Per Wahlström
Chairman Born: 1946
No. of shares: 0
No. of options: 0

Per Wahlström has been Chairman of the Board since 1994 and a Board member since 1987. He is also responsible for corporate management. Per Wahlström has extensive experience in venture capital funds, and since 1985 has managed the operations of the Euroventures Nordica funds. He is Chairman of the Board of Studsvik AB and Olai & Lindgren Reklambyrå AB and a board member of Volvo Technology Transfer AB, among others.

Lars Ingelmark
Born: 1949
No. of shares: 1,000
No. of options: 0

Lars Ingelmark has been a Board member since 1999. Since 1998 he has held the position of Head of Life Science Ventures at the Sixth Swedish National Pension Fund. He has broad experience in pharmaceuticals and has held leading positions in the industry, including Senior Vice President in the Management Group of Kabi Pharmacia and Pharmacia & Upjohn. Lars Ingelmark was Chairman of the Swedish Pharmaceutical Industry Society for several years. He currently participates on several boards, is chairman of Scandinavian Life Science Venture and a board member of Karo Bio AB, Capio AB, Mölnlycke Health Care AB, and A. Carlsson Research AB.

Per Löjdquist
Born: 1949
No. of shares: 2,000
No. of options: 0

Per Löjdquist has been a Biora Board member since 1997, and is responsible for monitoring corporate communications and investor relations. He is a Senior Vice President of AB Volvo and is responsible for Corporate Communications, Investor Relations and Public Affairs. He is a member of the Group’s executive committee. Per Löjdqvist is a board member of the Swedish Association for Share Promotion and Nilörngruppen AB, among others.

Christer Testén
Born: 1943
No. of shares: 0
No. of options: 0

Christer Testén has been a member of the Board since May 2001 and is responsible for monitoring marketing matters for the Board. He has extensive experience within the pharmaceutical industry, most recently as CEO of Astra’s subsidiary in Australia. In addition, Christer Testén is a board member of Alimenta AB in Uppsala.

Nils Bohlin
Born: 1952
No. of shares: 0
No. of options: 0

Nils Bohlin has been a member of Biora’s Board of Directors since January 2002. He is a founding partner of Arthur D. Little (ADL) in Sweden and is the global head of ADL’s Life Science practice with a focus on strategy, organization and growth issues. Nils Bohlin has 20 years experience of senior management and board issues in the Life Science sector.

Jan Kvarnström
Born: 1948
No. of shares: 0
No. of options: 0

Jan Kvarnström has been a member of the Board since January 2002. He is a Member of the Board of Managing Directors of Dresdner Bank AG and Chairman of the Board of Castellum AB. He is also a member of the boards of AB Swedecarrier, Posten AB, Nobel Biocare AB, Doxa AB and Teraklin AG. Jan Kvarnström was previously CEO of Securum and Esselte.

Lars Spongberg
Born: 1945
No. of shares: 0
No. of options: 0

Lars Spongberg has been a member of the Board since January 2002. He is a partner at Nordic Capital and is a board member of Allgon AB, Munters AB, Addtech AB, Skyways Holding AB, Aerocrine AB, Provexa AB, Intervalor AB as well as in several Nordic Capital portfolio companies.

Lennart Jacobsson
Born: 1955
No. of shares: 200
No. of options: 0

Lennart Jacobsson has been deputy Board member of Biora since 1987. He is Senior Partner at Cap Man AB, which operates several venture capital companies. He is also a board member of several other companies.

The Board of Directors has been advised that at the company’s Annual General Meeting on April 29, 2003, Jan Kvarnström and Lennart Jacobsson will decline to seek re-election as Directors. There are no proposals to nominate any new Directors. A deputy board member will be elected at the Annual General Meeting.

Management Team
Donna Janson
President and Chief Executive Officer
Born: 1954
No. of shares: 0
No. of options: 50,000

Donna Janson has held the office of President and Chief Executive Officer of Biora since January 2002. She began her tenure with the company in 1996 as President of Biora Inc., Biora’s Sales and Marketing organization in the United States. Prior to her employment at Biora, Donna Janson was Vice President of Marketing in the US for Nobel Biocare, and Director of Sales at Nobelpharma Canada Inc.

Stina Gestrelius
Vice President, R&D
Born: 1949
No. of shares: 63,400
No. of options: 15,000

Stina Gestrelius has been Vice President of Research and Development since 1988. She holds a Master’s degree in chemical engineering and a Ph.D. in biochemical engineering. Stina Gestrelius has extensive experience as a senior executive in medical research and development in the corporate sector, including positions at Ferring AB and Novo Nordisk A/S.

Christian Johansson
Production Manager
Born: 1962
No. of shares: 0
No. of options: 10,000

Christian Johansson joined Biora as Production Manager in January 2003. He has a Master’s degree in chemical engineering and has worked in the pharmaceutical industry since 1989. Christian started his career at Ferring AB where he worked in synthesis development for a number of years. Between 1999 and 2003, Christian was responsible for the production at Polypeptide Laboratories facility in Malmö, Sweden.

Christer Tingnell
Director of Marketing
Born: 1965
No. of shares: 9,600
No. of options: 5,000

Christer Tingnell has been Director of Marketing since January 2002, and previously held the position of Global Brand Director since May 2001. He has held various marketing and sales positions in Sweden as well as in the international arena for more than 10 years at companies such as Novartis and AstraZeneca.

Svante Lundell
Chief Financial Officer
Born: 1955
No. of shares: 0
No. of options: 10,000

Svante Lundell has been CFO since September 2002. He has a Bachelor’s degree in business administration from the Lund University, Sweden, and has previously held a number of executive financial positions in Sweden and Europe for international companies. Before joining Biora, he was Head of Finance Europe at Hercules Inc., a US specialty chemical company based in Brussels, Belgium.

Auditors
KPMG
Auditor in charge:
Alf Svensson
Born: 1949
Company auditors since 1996

OTHER INFORMATION
Losses Carried Forward

The Biora group has tax loss carried forward in The Netherlands, Germany, Italy, the UK, Switzerland and the US which totally amount to SEK 182.4 million as at 31 December 2002. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities. The applicable tax rates for the foreign subsidiaries are 35 percent in The Netherlands, 37 percent in Germany, 40 percent in Italy, 30 percent in the UK, 25 percent in Switzerland and 40 percent in the US. Biora has tax loss carried forward in Sweden, which amounts to SEK 287.3 million as at December 31, 2002. This tax loss carried forward is subject to audit and approval by the Swedish tax authorities.

Royalty Commitments

On December 31, 1992, Biora, Astra and certain other shareholders of Biora at that time signed an agreement under the terms of which Astra withdrew from its former commitment to finance research and development for products relating to Emdogain. According to this agreement, Astra will until 31 December 2009 receive a royalty of 2.5 percent of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the company as at 31 December 1992. For 2002 the above royalty amounted to SEK 3.1 million (2001: SEK 2.7 million). As of December 31, 2002, Biora had accrued royalty expenses of SEK 10.1 million pertaining to this agreement.

Agreement with Mölnlycke Health Care

In December 2001 Biora entered into a license agreement and a supply agreement with Mölnlycke Health Care AB (“MHC”) in relation to its development project in the area of wound healing. Pursuant to the license agreement, Biora grants a right to MHC to use the substance in Emdogain to develop a product for treatment of chronic open wounds and burns outside the oral cavity and to market and sell such products. Pursuant to the supply agreement, Biora commits itself to deliver the substance. Under the license agreement, Biora has received a lump sum of SEK 10 million and has the right to a number of payments when certain defined goals are achieved. Upon successful product registration in Europe and the U.S., the total accumulated sum of these payments will amount to SEK 45 million (inclusive of the SEK 10 million already paid). In addition, Biora will also receive a royalty payment from each sale of the new wound healing product.

REPORT FOR THE FIRST QUARTER 2003

This section presents Biora’s report for the first quarter 2003 without alterations of its contents.

	1st Qtr	1st Qtr	Full Year
	2003	2002	2002

Net sales, SEK million	34.6	35.0	129.7
Operating result, SEK million	1.4	–1.0	–0.9
Net result, SEK million	1.4	–0.7	0.7

•	On April 7, 2003, Straumann Holding AG announced a public offer to the shareholders and warrant holders of Biora AB. Biora’s Board of Directors unanimously recommends that Biora shareholders accept the cash offer of SEK 17 per ordinary share.

•	Sales during the first quarter 2003 amounted to SEK 34.6 million (compared to SEK 35.0 million for the first quarter 2002).

•	Significant negative impact on sales during the first quarter 2003 due to the decline in the U.S. dollar exchange rate compared to the first quarter 2002.

•	Net income during the first quarter 2003 was SEK 1.4 million (compared to a net loss of SEK 0.7 million for the first quarter 2002).

•	Net change in cash for the first quarter 2003 was SEK -4.2 million (compared to SEK -3.5 million for the first quarter 2002).

Biora develops, manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain®Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora’s shares are listed on the “O-list” of the Stockholm Stock Exchange in Sweden.

REPORT FOR THE FIRST QUARTER 2003

Biora’s net sales for the first quarter 2003 amounted to SEK 34.6 million (SEK 35.0 million). This represents a decrease in revenue of one percent (a 9 percent increase in local currencies) compared to the first quarter 2002. The most significant reasons for the decrease in sales during the first quarter was a 19 percent decline in the U.S. dollar exchange rate and less significant deliveries of EmdogainGel to Japan this quarter.

Sales by quarter, SEK million

Moving annual sales reported by quarter,
Q1 2001 — Q1 2003, SEK million

(Throughout this report, figures for the comparable period in year 2002 are noted in parentheses immediately following the year 2003 figures.)

SALES

A sales increase in the US market of 23 percent in US dollar

The United States is Biora’s single largest market. Sales during the first quarter 2003 were SEK 16.3 million (SEK 16.3 million). Compared to the same period last year Biora showed a sales increase of 23 percent measured in US dollars. The decline in the US dollar exchange rate eliminated the US sales increase when measured in SEK.

Sales growth of 21 percent in the German market

Germany is Biora’s largest market in Europe. Sales during the first quarter 2003 amounted to SEK 7.9 million (SEK 6.6 million), an increase of 21 percent in SEK as well as in Euros compared to the corresponding period in 2002. Comparatively, sales during the first quarter 2003 were positively affected by the significant sales of EmdogainGel at the largest European dental congress (IDS) occuring every second year, which took place in Germany in March.

Sales in Japan

Biora’s deliveries to Seikagaku, its Japanese partner, during the first quarter 2003 amounted to SEK 2.8 million (SEK 4.2 million). Comparatively, sales during Q1, 2002 were greater as Seikagaku built-up inventory for the reintroduction of the product in the Japanese market and for the launch of EmdogainGel in April 2002. Seikagaku has successfully introduced EmdogainGel to existing customers and has also gained a significant number of new customers.

RESEARCH AND DEVELOPMENT

Biora’s research efforts are focused on expanding the indications for EmdogainGel and on developing new, proprietary products for the dental market.

     Biora is awaiting a response from the U.S. Food and Drug Administration (FDA) for the indications relating to recession defects as well as furcation defects (periodontal defects between the dental roots). An FDA approval letter was received during the fourth quarter last year for the furcation indication, which was conditional on the receipt of supplementary statistical information. Biora submitted the requested information during the first quarter this year.

     Ongoing research projects are progressing as follows:

•	An enamel matrix protein-based product for use in endodontic therapy (treatment of the dental pulp) — a phase I trial was finalized during the fourth quarter of 2002 and the analysis of the results is ongoing.

•	As Biora announced in the Year End Report of 2002, phase II of the project involving Biora’s patent-protected pharmaceutical product to treat xerostomia (dry mouth) is planned to be initiated in the third quarter 2003. Medpharma and Biora have agreed to further develop the xerostomia product through the phase II clinical trial. In April this year, Biora received a partial license fee payment from Medpharma of USD 50,000. Biora has additional license fees due of approximately USD 450,000 that Medpharma has agreed to pay by June 13, 2003.

OTHER INFORMATION

Biora’s Board of Directors unanimously recommends the public offer from Straumann

On April 7, 2003, Straumann Holding AG announced a public offer to the shareholders of and to the holders of warrants issued by Biora. Straumann is offering SEK 17 per ordinary share of Biora and SEK 1.50 for each employee warrant issued by Biora. Biora’s Board of Directors retained Enskilda Securities to evaluate the offer and Enskilda Securities has concluded that the offer is fair from a financial standpoint. The offer by Straumann of SEK 17 per ordinary share implies a premium of approximately 47 percent compared to the average closing price of Biora shares during the 30 trading days prior to the announcement of the offer. Based on this premium, as well as the fairness opinion provided by Enskilda Securities, the Board unanimously recommends that Biora shareholders and warrant holders accept the Straumann offer. Additional information regarding the offer from Straumann including the prospectus is planned to be distributed soon.

Launch of the recession indication in Europe

Biora will shortly launch EmdogainGel for the recession indication (exposed root surfaces) in the European markets. Aesthetic soft tissue procedures are well established in the United States and Biora believes that the number of these procedures is now increasing in Europe due to improved surgical techniques and increased patient demand. The use of EmdogainGel as an adjunct to current conventional procedures for soft tissue coverage increases the quality of the newly regenerated attachment and thereby improves the potential for long-term success.

Biora’s Presence at Europerio IV

Europerio is the largest periodontal scientific meeting in Europe. The conference is held every third year in different locations throughout Europe. This year’s meeting will take place in Berlin in June. EmdogainGel will be included as part of the main scientific program. Additionally, Biora has organized several scientific sessions where experienced customers will present their clinical findings from the use of EmdogainGel in the treatment of periodontal defects as well as clinical results from the use in recession and furcation defects.

Changes to Biora’s Board of Directors

The Biora Board has been advised that at the Company’s Annual General Meeting on April 29th, 2003 Jan Kvarnström and Lennart Jacobsson will decline to seek re-election as Directors due to changes in their working conditions. Jan Kvarnström has been a member of the Board since January 2002 and Lennart Jacobsson has been the deputy Board member since 1987. Due to the Company’s current strategy and the broad experience of the other six Directors on the Biora Board, there are no plans to nominate new Directors at this time. However, a new deputy board member will be nominated at the Annual General Meeting.

FINANCIAL INFORMATION

Net sales

The Group’s net sales during the first quarter 2003 decreased to SEK 34.6 million (SEK 35.0 million). This amounts to a decrease of 1 percent (a 9 percent increase in local currencies).

Results

Gross profit during the first quarter 2003 was SEK 27.4 million (SEK 28.2 million). The decrease is primarily attributed to decreased sales, expressed in SEK, in the US and Japan. Another reason for the lower gross profit was a decrease in the gross margin to 79.2% (80.5%).

     The operating result during the first quarter 2003 amounted to a profit of SEK 1.4 million (SEK 1.0 million loss). This improvement in the operating result is due to a reduction in the operating expenses. Selling expenses decreased by SEK 3.1 million and research and development expenses decreased by SEK 1.7 million. Administrative expenses during the first quarter 2003 increased by SEK 0.1 million. Other expenses include SEK 1.4 million for expenditures related to the negotiations with Straumann Holding AG.

     The financial net for the first quarter 2003 amounted to a profit of SEK 0.1 million (SEK 0.3 million).

     The net income during the first quarter 2003 was SEK 1.4 million (SEK 0.7 million loss) corresponding to a profit of SEK 0.06 per share (SEK 0.03 loss) calculated on the average number of shares outstanding (23,753,800).

Capital expenditures

Capital expenditures for long-term tangible assets and patents during the period totaled SEK 0.4 million (SEK 0.4 million).

Financial position

The net change in cash and cash equivalents during the first quarter 2003 was negative SEK 4.2 million (negative SEK 3.5 million). During the period, Biora repaid a royalty fee amounting to SEK 1.6 million to AstraZeneca. Biora’s liability to AstraZeneca relating to prior year royalties at the end of the reporting period is SEK 8.1 million of which Biora plans to repay SEK 4.9 million during 2003 and SEK 3.2 million during 2004.

At the end of the reporting period the Group’s liquid funds amounted to SEK 47.2 million (SEK 51.3 million), the equity/assets ratio was 65.9 percent (64.9 percent) and the Group’s equity amounted to SEK 57.7 million (SEK 56.2 million).

Employees

As of March 31, 2003, the Group had 75 employees, compared to 78 as of December 31, 2002.

Accounting principles

The accounting principles used in this report for the period are the same as those used in the 2002 annual report.

Forecast

The sales growth in local currency for 2003 is expected to be in line with the growth achieved in 2002.

Upcoming financial information

Biora will publish financial information on the following dates:

Annual General Meeting, Malmö	April 29, 2003

Interim Report for the first half of 2003	August 7, 2003

Interim Report for the first nine months of 2003	October 30, 2003

Malmö, April 25th, 2003

Donna Janson
President and CEO

Biora’s auditors have not audited this report.

     Biora AB has registered the trademarks Emdogain® and PrefGel™. In this report these registrations are only publicized in this paragraph.

     This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

For further information, please contact:
Svante Lundell, CFO and Investor Relations, Biora,
tel: +46 40-32 13 56 or +46 705 32 30 56
Donna Janson, President and CEO of Biora,
tel: +46 40 32 12 28
http://www.biora.com

CONSOLIDATED STATEMENTS OF OPERATIONS

(Swedish GAAP unaudited)1)

	2003	2002	2002
(KSEK)	1th Qtr	1th Qtr	Full year

Net sales	34,601	35,006	129,736
Costs of goods sold	–7,193	–6,814	–23,014

Gross profit	27,408	28,192	106,722
Selling expenses	–16,139	–19,215	–68,982
Administrative expenses	–5,462	–5,319	–21,474
Research and development costs	–2,620	–4,344	–16,686
Other operating income and expenses2)	–1,804	–321	–448

Operating result	1,383	–1,007	–868
Financial net	146	346	1,565

Result after financial items	1,529	–661	697
Income tax3)	–80	–50	–16

Net income for the period	1,449	–711	681
Profit/loss per share4)	0.06	–0.03	0.03
Number of shares outstanding at the end of the period (000s)	23,754	23,754	23,754
Average number of shares outstanding (000s)	23,754	23,754	23,754

1)	Average exchange rate Jan-Mar, 2003, USD/SEK 1= 8.58, EUR/SEK 1 = 9.19

2)	Other operating expenses include KSEK 1,425 for expenses related to the negotiations with Straumann Holding AG.

3)	The Company reports no tax income in respect of accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is “more likely than not” to be realized. The net deferred tax asset is zero.

4)	Profit/loss per share have been calculated by dividing the profit / loss for the period by the average number of shares. Since the present value of the options’ exercise prices are higher than the net realizable value of the shares, the profit / loss per share before and after dilution are the same.

20

CONSOLIDATED BALANCE SHEETS
(Swedish GAAP unaudited)1)

(KSEK)	Mar 31, 2003	Mar 31, 2002	Dec 31,2002

Intangible long term assets	8,079	6,901	8,001
Tangible long term assets	1,864	3,315	1,917
Financial long term assets	218	623	217

Total long term assets	10,161	10,839	10,135
Inventories	9,050	7,241	10,961
Current receivables	21,196	21,403	14,191
Bank deposits	—	28,000	—
Cash and bank	47,185	20,020	51,347

Total current assets	77,431	76,664	76,499

Total assets	87,592	87,503	86,634

Shareholders’ equity2)	57,706	55,337	56,215
Provisions	270	296	269
Long term liabilities3)	—	—	—
Current liabilities3)	29,616	30,870	30,150

Total shareholders’ equity and liabilities	87,592	87,503	86,634

1)	Exchange rate March 31st 2003, USD/SEK 1= 8.51, EUR/SEK 1 = 9.23

2)	Change in shareholders’ equity

		Other
	Share	restricted	Accumu-	Total	Total	Total
	capital	equity	lated loss	31.03, 2003	31.03, 2002	31.12, 2002

Opening Balance	950	71,551	–16,286	56,215	55,870	55,870
Disposition of loss				—	—	0
Transfer				—	—	0
Change in translation differences		205	–163	42	178	–336
Net Income for the period			1,449	1,449	–711	681
Closing Balance 2003-03-31	950	71,756	–15,000	57,706	55,337	56,215

3)	The interest bearing liabilities amounted to zero on March 31, 2003, March 31, 2002 and December 31, 2002.

21

STATEMENT OF CASH FLOWS

(Swedish GAAP, unaudited)

	2003	2002	2002
Consolidated (KSEK)	1th Qtr	1th Qtr	Full year

Net Income for the period	1,449	–711	681
Depreciation and amortization	405	794	3,715
Other adjustments to reconcile net result to net cash flows from operating activities	80	54	247
Change in assets and liabilities	–5,499	–2,879	–720

Net cash used in operating activities	–3,565	–2,742	3,923
Capital expenditures (tangible assets and patents)	–434	–387	–2,856

Net cash used in/ from investing activities	–434	–387	–2,856
Effect of exchange rate changes on cash and cash equivalents	–163	–322	–1,191

Net change in cash and cash equivalents	–4,162	–3,451	–124

KEY RATIOS

(Swedish GAAP, unaudited)

	2003	2002	2002	2001	2000
Consolidated	1th Qtr	1th Qtr	Full year	Full year	Full year

Net sales, (KSEK)	34,601	35,006	129,736	110,677	89,160
Gross margin, %1)	79.2	80.5	82.3	79.4	76.3
R & D costs, (KSEK)2)	2,620	4,344	16,686	26,787	42,789
Return on capital employed, %3)	3.0	–4.8	1.6	–45.5	–83.7
Return on equity, %4)	2.5	–5.1	1.2	–47.0	–85.4
Equity / assets ratio, %5)	65.9	63.2	64.9	60.6	55.8
Net debt / equity ratio, %6)	–81.8	–86.8	–91.3	–92.1	–100.9
Total equity, (KSEK)	57,706	55,337	56,215	55,870	50,915
Average number of shares Outstanding, (000s)7)	23,754	23,754	23,754	22,014	21,204
Equity per share, SEK7)	2.43	2.33	2.37	2.54	2.40
Result per share, SEK7)	0.06	–0.03	0.03	–1.14	–3.59
Cash flow per share, SEK8)	–0.18	–0.15	–0.01	–0.10	–2.78

1)	Gross profit divided by net sales.

2)	R&D-costs are shown gross, including capitalized costs. During 2003, as well as during 2000, 2001 and 2002, no costs were capitalized under the heading Capitalized R&D costs, which explains why the net and gross costs were equal, at 2,620.

3)	Operating result plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).

4)	Net result divided by average equity.

5)	Shareholders’ equity divided by total assets.

6)	Interest-bearing liabilities less cash and bank deposits divided by shareholders’ equity.

7)	The dilution effects of outstanding options have not been considered when calculating equity, result and cash flow per share for the years 2000—2003 as the present values of the exercise prices at each year end has been higher than the net realizable value of the shares.

8)	Net change in cash and cash equivalents divided by the average number of shares in accordance with note 7).

Report of the Board of Directors of Biora

The description of Biora on pages 7-22 of this Offer Document has been prepared in cooperation with and approved by the Board of Directors of Biora. It is the opinion of the Board of Directors that the brief description of Biora contained in this Offer Document provides an accurate and fair — although not complete — view of the company.

Malmö, 25 April 2003

BIORA AB (publ)
The Board of Directors

Report of the Auditors of Biora

We have, in our capacity as auditors of Biora, reviewed the information provided in this Offer Document in respect of Biora on pages 7-13 and 16-22. Our review has been carried out in accordance with the recommendation issued by FAR (Swedish Authorised Public Accountants). The interim financial information included in this Offer Document on pages 17-22 is unaudited and has not been subject to any limited review.

     We have audited the annual reports for the financial years 1998-2002 and issued unqualified audit reports. Information from these annual reports has been accurately represented in this Offer Document.

     Nothing has come to our attention that caused us to believe that the information concerning Biora in this Offer Document does not comply with the requirements of the Financial Instruments Trading Act.

Malmö, 25 April 2003

KPMG
Alf Svensson
Authorised Public Accountant

Straumann in Brief

The Straumann Group, with headquarters in Waldenburg, Switzerland, is a leader in the field of implant dentistry. Straumann’s ITI® DENTAL IMPLANT SYSTEM has a customer base of around 60,000 active users, making it the most widely used oral implant system worldwide. In the fields of research, development, and education, Straumann works closely together with the International Team for Oral Implantology (ITI), which is an independent global network of more than 300 oral implantologists.

     Despite poor economic conditions in Straumann’s core markets, sales in 2002 rose by 19 percent to reach CHF 275 million, expanding Straumann’s global market share to around 24 percent. Straumann maintained its market leadership in Europe and in Asia with a share of almost 30 percent. In North America, Straumann is in 4th place with a market share of around 17 percent. Straumann is globally active through its 14 subsidiaries and 35 distributors.

     In 2002, Straumann again reached strong financial results with an increase of net profit by 37 percent to 56 million, cash flow by 67 percent to CHF 32 million, and an equity ration of over 75 percent. Straumann also increased its global workforce by 77 to 750, of whom 220 are employed at the company’s headquarters in Waldenburg, Switzerland, and 160 at its production plant in Villeret, Switzerland.

     The Straumann Group’s corporate strategy remains focused on the core business of implant dentistry, including the area of biomaterials for the regeneration and reconstruction of bone and soft tissue. The foundation for the activity in the field of tissue regeneration was laid through the acquisition of Kuros Therapeutics in the beginning of 2002, which was integrated into Straumann’s Biologics division. The division’s product development efforts were further strengthened by an exclusive supply and license agreement with Nektar, Inc., in late 2002.

     In the implants’ business, Straumann presented promising new products at the ITI World Symposium, which was held from October 24 to 26, 2002, in San Diego. The ITI TE® implant, which is used for immediate and early implantation, and the versatile synOcta® 1.5 abutment aroused considerable interest. Future research and product development will aim to build on and enhance the advantages of the ITI® DENTAL IMPLANT SYSTEM, namely clarity, reliability, ease of use, and a predictable rate of therapeutic success.

     Straumann’s geographical focus will clearly be on the US market, which shows particularly high growth potential in light of the low rate of penetration and Straumann’s relatively low market share. Straumann will continue to consolidate and expand its positions in Europe and Asia.

     Straumann Holding AG is a public company traded on the Swiss Stock Exchange (SWX).

Straumann Holding AG
Hauptstrasse 26 d, CH-4437 Waldenburg, Switzerland
Tel +41 61 965 42 42, Fax +41 61 965 11 06
www.straumann.com

Biora AB
Medeon Science Park, SE-205 12 Malmö, Sweden
Tel +46-40-32 13 33, Fax +46-40-32 13 55
e-mail: info@biora.com
www.biora.com